UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

ZOMEDICA PHARMACEUTICALS CORP.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
98979F107
(CUSIP Number)
November 20, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98979F107

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Gerald Solensky Jr.

(2) Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)

(3) SEC Use Only

(4) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 38,151,100*

(6) Shared Voting Power: 0*

(7) Sole Dispositive Power: 38,151,100*

(8) Shared Dispositive Power: 0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	38,151,100*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11) Percent of Class Represented by Amount in Row (9): 42.3%*

(12) Type of Reporting Person (See Instructions): IN

* The common shares without par value (the “Shares”), of Zomedica Pharmaceuticals Corp., an Alberta, Canada corporation (the “Company”), reported herein are held by Gerald Solensky Jr. (the “Reporting Person”). As of November 20, 2017, the Reporting Person, in his individual capacity, held 37,201,100 Shares of the Company and options to purchase up to 950,000 Shares of the Company. Accordingly, for the purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own an aggregate of 38,151,100 Shares, or 42.3% of the Shares deemed issued and outstanding as of November 9, 2017. The beneficial ownership percentage reported herein is based on 89,338,555 Shares of the Company issued and outstanding as of November 9, 2017, as disclosed in the Company’s Registration Statement (File No. 333-217409), as filed with the Securities and Exchange Commission on November 15, 2017.

Item 1(a). Name Of Issuer. Zomedica Pharmaceuticals Corp.

Item 1(b). Address of Issuer's Principal Executive Offices. 3928 Varsity Drive, Ann Arbor, Michigan 48108

Item 2(a).  Name of Person Filing.  Gerald Solensky Jr.

Item 2(b).  Address of Principal Business Office or, if None, Residence.  c/o Zomedica Pharmaceuticals Corp., 3928 Varsity Drive, Ann Arbor, Michigan 48108

Item 2(c).  Citizenship.  United States

Item 2(d).  Title of Class of Securities. Common Shares, without par value

Item 2(e).  CUSIP No.  98979F107

Item 3. If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:		38,151,100*

(b)	Percent of class:		42.3%*

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	38,151,100*

	(ii)	Shared power to vote or to direct the vote:	0*

	(iii)	Sole power to dispose or to direct the disposition of:	38,151,100*

	(iv)	Shared power to dispose or to direct the disposition of:	0*

* The common shares without par value (the “Shares”), of Zomedica Pharmaceuticals Corp., an Alberta, Canada corporation (the “Company”), reported herein are held by Gerald Solensky Jr. (the “Reporting Person”). As of November 20, 2017, the Reporting Person, in his individual capacity, held 37,201,100 Shares of the Company and options to purchase up to 950,000 Shares of the Company. Accordingly, for the purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own an aggregate of 38,151,100 Shares, or 42.3% of the Shares deemed issued and outstanding as of November 9, 2017. The beneficial ownership percentage reported herein is based on 89,338,555 Shares of the Company issued and outstanding as of November 9, 2017, as disclosed in the Company’s Registration Statement (File No. 333-217409), as filed with the Securities and Exchange Commission on November 15, 2017.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2017

By:	/s/ John D. Hogoboom, as attorney-in-fact for Gerald Solensky Jr.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)